EXHIBIT 99.28



                             MATERIAL CHANGE REPORT

                Subsection 75(2) of the Securities Act (Ontario)
                 and equivalent sections in the Securities Acts
                    of each of the other provinces of Canada

Item 1:   Reporting Issuer

Yamana Gold Inc.
150 York Street Suite
1902
Toronto ON M5H 3S5


Item 2:   Date of Material Change

August 18, 2003


Item 3:   Press Release

A press release with respect to the material change referred to in this report was issued on August 18, 2003 and subsequently filed on SEDAR.

Item 4:   Summary of Material Change

Yamana Gold Inc. ("Yamana") announced the completion of the acquisition of the Brazilian mining assets from Santa Elina Mines Corporation and the Fazenda Brasileiro gold mine in Brazil from Companhia Vale do Rio Doce (CVRD) on the terms as previously announced.

Item 5:   Full Description of Material Change

Yamana announced the completion of the acquisition of the Brazilian mining assets from Santa Elina Mines Corporation and the Fazenda Brasileiro gold mine in Brazil from Companhia Vale do Rio Doce (CVRD) on the terms as previously announced.

The acquisitions immediately position Yamana as a significant gold producer in Brazil. Fazenda Brasileiro is one of Brazil's leading gold mines with more than 15 years of underground and open pit production history at 100,000 to 150,000 ounces gold per year. Production levels are expected to be comparable to prior years and exceed 100,000 ounces gold per year. Yamana expects to decrease cash costs, estimated by CVRD at US$225 per ounce for 2003, back to or below historical levels of less than US$200 per ounce.



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Yamana has also acquired the development stage Chapada copper-gold  project, the
Sao Vicente-Sao Francisco development stage gold projects and the Fazenda Nova-Lavrinha development stage gold project from Santa Elina Mines Corporation all as previously announced. Fazenda Nova-Lavrinha is expected to produce in excess of 109,000 ounces gold in its initial three-year mine life with production commencing in the second half of 2004.

Yamana also owns exploration properties in the three major gold regions in Brazil covering areas in excess of 880,000 hectares.

In connection with the acquisitions, the name of the company has also been changed to Yamana. Further the outstanding common shares of the company have been consolidated on a 27.86 old common shares for one new common share. The common shares will commence trading on a post-consolidated basis on the Toronto Stock Exchange on Tuesday, August 19, 2003.

Yamana is also pleased to announce that Charles Main has joined Yamana as Vice President, Finance and Chief Financial Officer. Prior to joining Yamana, Mr. Main has worked as Vice President, Finance and Chief Financial Officer and in other executive capacities for various international mining companies including most recently Newmont Mining Corporation and prior to that Normandy Mining, TVX Gold and Outokumpu. Mr. Main is a Chartered Accountant with international experience having worked in Toronto, Bermuda and London.

In order to fund the acquisition of the Fazenda Brasileiro mine and the operations of the Company, the Company completed a financing from subscriptions for Cdn$55.5 million, resulting in the issue of 46,250,000 subscription receipts, each of which is exchangeable for one post-consolidation common share and one-half of one common share purchase warrant of Yamana. Each whole warrant will be exercisable to purchase one post-consolidation common share at a price of Cdn$1.50 until July 31, 2008. Net proceeds from the financing were placed in escrow pending completion of the acquisitions and have now been released to the Company.

The purchase price of the acquisition of Fazenda Brasileiro mine was US$20.9 million. The balance of the net proceeds from the financing will be used to fund development and exploration of the Company's Brazilian mining assets and for working capital.

In connection with the acquisitions from Santa Elina, Yamana issued an aggregate of 34,885,713 post-consolidation common shares and 17,442,857 common shares purchase warrants. Each whole warrant is exercisable to purchase at a price of Cdn.$1.50 per share until July 31, 2008.

After giving effect to the consolidation, the acquisitions and the issuance of securities underlying the subscription receipts, and completion of relating transactions, there will be approximately 87,000,000 post-consolidation common




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shares  outstanding and approximately  41,700,000 common share purchase warrants outstanding.

Item 6:   Reliance on Subsection 75(3) of the Securities Act (Ontario)

Not applicable.

Item 7:   Omitted Information

Not applicable.

Item 8:   Senior Officer

For further information contact Peter Marrone, President and Chief Executive Officer of Yamana at (416) 869-5759.

Item 9:   Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

        DATED at Toronto, Ontario this 18th day of August, 2003.

                                      YAMANA GOLD INC.



                                      Per: "Peter Marrone"
                                           -------------------------------------
                                           Peter Marrone
                                           President and Chief Executive Officer